Filed by United National Group, Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Penn-America Group, Inc.
Commission File No.: 0-22316

This filing relates to a planned merger (the “Merger”) between United National Group, Ltd. (“UNGL”) and Penn-America Group, Inc. (“PNG”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 14, 2004 (the “Merger Agreement”), between UNGL and PNG. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by UNGL on October 15, 2004, and is incorporated by reference into this filing.

In connection with the execution of the Merger Agreement, the following presentation was made on October 18, 2004:

United America Indemnity, Ltd. October 2004 Combining Three Niche E&S Specialists

Safe Harbor Statement Safe Harbor statement: This release contains forward-looking information about United National Group, Ltd., Penn-America Group, Inc. and the combined operations of United National Group, Ltd., Penn-America Group, Inc. and Penn Independent Corporation after the completion of the transactions described in the release that are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward- looking terminology such as "believe," "expect," "may," "will," "should,'' "project," "plan,'' "seek," "intend,'' or "anticipate'' or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of the transactions, and statements about the future performance, operations, products and services of the companies. UNGL's and PNG's businesses and operations, as well as the combined business and operations of United America Indemnity, Ltd., are and will be subject to a variety of risks, uncertainties and other factors. Consequently, their actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following: (1) ineffectiveness of their business strategy due to changes in current or future market conditions, (2) the effects of competitors' pricing policies, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products, (3) greater frequency or severity of claims and loss activity than their underwriting, reserving or investment practices have anticipated, (4) decreased level of demand for their insurance products or increased competition due to an increase in capacity of property and casualty insurers; (5) risks inherent in establishing loss and loss adjustment expense reserves; (6) uncertainties relating to the financial ratings of their insurance subsidiaries; (7) uncertainties arising from the cyclical nature of their business; (8) changes in their relationships with, and the capacity of, their general agents; (9) the risk that their reinsurers may not be able to fulfill obligations and (10) uncertainties relating to governmental and regulatory policies. The foregoing review of important factors should be read in conjunction with the other cautionary statements that are included in UNGL's and PNG's respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2003, as well as in the materials to be filed with the U.S. Securities and Exchange Commission (SEC). See "Additional Information" below. Neither UNGL nor PNG makes any commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date any forward-looking statement is made.

Safe Harbor Statement Additional Information: UNGL intends to file a registration statement on Form S-4 in connection with the transaction, and UNGL and PNG intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Investors and security holders of UNGL and PNG are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about UNGL, PNG and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from UNGL or PNG. UNGL and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of UNGL and PNG in favor of the transaction. Information regarding the interests of UNGL's officers and directors in the transaction will be included in the joint proxy statement/prospectus. PNG and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of UNGL and PNG in favor of the transaction. Information regarding the interests of PNG's officers and directors in the transaction will be included in the joint proxy statement/prospectus. In addition to the registration statement on Form S-4 to be filed by UNGL in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the shareholders of UNGL and PNG in connection with the transaction, each of UNGL and PNG file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by UNGL and PNG with the SEC are also available for free at the SEC's web site at ww.sec.gov. A free copy of these reports, statements and other information may also be obtained from UNGL or PNG. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

United America Indemnity, Ltd. Transaction Highlights Three leaders in excess and surplus lines specialty property & casualty industry United National Group, Ltd. Penn-America Group, Inc. Penn Independent Corporation Outstanding historical operational performance and prospects for growth - UNGL historical average adjusted combined ratio of 95% (20 years) - PNG historical average adjusted combined ratio of 97% (since public) Longstanding relationships with 150 market-leading general agents Increased market size, asset base, agency networks and public float PIC opportunity Immediate value creation for shareholders Increase in financial stability, diversity and strength More than $700 million in premiums and commissions More than $1.1 billion in cash and invested assets Approximately $550 million in shareholders' equity Pro Forma market capitalization of $568 million

Summary of UAI Business Combination Terms Base Platform United National Group, Ltd. Acquired / Merged Penn-America Group, Inc. (NYSE / "PNG") Penn Independent Corp. ("PIC"), a privately-held insurance agency which owns 31.4% of PNG and three independent brokerage businesses PNG Public Consideration PIC Consideration Expected Closing First quarter 2005 Approvals Required Customary regulatory and shareholder approvals for PNG and UNGL $15.375 per PNG share ($156 million) $13.875 of UNGL Class A common shares per PNG share $1.50 cash per PNG share $97 million cash transaction PNG shares - $13.39 per share for 4.8 million shares of PNG stock (including options) Agency businesses - $32 million Parent United America Indemnity, Ltd. (NASDAQ / "UNGL")

UAI Management Organization Structure United America Indemnity, Ltd. CEO - David Bradley President - Jon Saltzman CFO - Kevin Tate Penn-America Group CEO - Joe Morris United National Group CEO - Bill Schmidt Wind River (Bermuda) CEO - Seth Freudberg Businesses will remain separate and retain their identities in the marketplace Penn Independent Corporation CEO - Bob Lear

Complementary Operations Property Property General Liability General Liability Umbrella Umbrella Professional Liability Commercial Binding Authority Commercial Binding Authority Specialty Specialty Umbrella Umbrella Professional Liability Other Primary Liability 65 85 $2,000 $5,000 Countrywide - Suburban Countrywide - Urban and and Rural Communities Suburban Communities Family-run General Agencies General Agencies and Wholesale Brokers 85% 66% Penn-America United National Business Lines Client Focus Number of Agents Average Policy Size Geographic Focus Distribution E & S Proportion

CBA-PNG P&C Professional Lines Speciality Lines Umbrella CBA-UNGL East 0.46 0.1 0.11 0.11 0.03 0.19 Comparison of LTM Business Mix- Net Premiums Written CBA P&C Professional Lines Specialty Lines Umbrella East 0.36 0.2 0.2 0.2 0.04 United National Group Penn-America Group Pro Forma CBA Specialty Lines Umbrella East 0.96 0.02 0.02 Last Twelve Months NWP- $228 million Last Twelve Months NWP- $209 million Last Twelve Months NWP- $437 million 1) LTM Period ending June 30, 2004

Financial Profile of the Combined Business

Strong Capital Base ($ in millions) Note: All financial statistics are as of June 30, 2004. Includes $60 million of long-term trust preferred obligations. Includes $5 million of debt at PIC. Book value is UNGL book value plus $141 million equity issued for the transaction. Reserves are gross reserves less reinsurance recoverables Net of collateral

Financial Benefits to the Transaction Efficient use of UNGL's investable cash Approximately 10% after-tax ROI Accretive on an earnings basis to UNGL shareholders based on consensus EPS and ROE, creating long-term UNGL shareholder value Acquisition premium paid to PNG public shareholders is also accretive on an earnings basis Joint proxy statement to be filed in November 2004

United America Indemnity, Ltd. Transaction Highlights Three leaders in excess and surplus lines specialty property & casualty industry Outstanding historical operational performance and prospects for growth Longstanding relationships with 150 market-leading general agents Increased market size, asset base, agency networks and public float Immediate value creation for shareholders Increase in financial stability, diversity and strength

Additional Information:
UNGL intends to file a registration statement on Form S-4 in connection with the transaction, and UNGL and PNG intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Investors and security holders of UNGL and PNG are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about UNGL, PNG and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from UNGL or PNG. UNGL and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of UNGL and PNG in favor of the transaction. Information regarding the interests of UNGL’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. PNG and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of UNGL and PNG in favor of the transaction. Information regarding the interests of PNG’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. In addition to the registration statement on Form S-4 to be filed by UNGL in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the shareholders of UNGL and PNG in connection with the transaction, each of UNGL and PNG file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by UNGL and PNG with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from UNGL or PNG.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact: UNITED NATIONAL GROUP, LTD Richard March	FOX PAINE & COMPANY, LLC Andy Brimmer

SVP and General Counsel United National Insurance Company Brimmer Katcher Phone: 610-660-6816 rmarch@unitednat.com	Partner Joele Frank, Wilkinson Phone: 212-355-4449 ext. 111 AHB@joelefrank.com

PENN- AMERICA GROUP, INC.
Joseph Morris
Senior Vice President. CFO & Treasurer
Penn-America Group, Inc.
Phone 215.443.3612
morris@penn-america.com

David Kirk, APR (media)
(610) 792.3329
davidkirk@thePRguy.com

* * *

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION ABOUT THE MERGER
AND WHERE TO FIND IT

UNGL intends to file a registration statement on Form S-4 in connection with the transaction, and UNGL and PNG intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Investors and security holders of UNGL and PNG are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about UNGL, PNG and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s Web Site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also may be obtained from UNGL or PNG. UNGL and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of UNGL and PNG in favor of the transaction. Information regarding the interests of UNGL’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. PNG and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of UNGL and PNG in favor of the transaction. Information regarding the interests of PNG’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. In addition to the registration statement on form S-4 to be filed by UNGL in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the shareholders of UNGL and PNG in connection with the transaction, each of UNGL and PNG file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by UNGL and PNG with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from UNGL or PNG.